Exhibit 12.1

Computation Of Ratio Of Earnings To Fixed Charges

	Year Ended December 31, 2010	Year Ended December 31, 2009	Period October 29, 2008 to December 31, 2008	Period January 1, 2008 to October 28, 2008	Year Ended December 31,
					2007	2006
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(dollars in thousands)
Earnings:
Income (loss) before taxes	$(25,344)	$(12,258)	$(1,235)	$90,645	$138,037	$117,560
Fixed charges:
Interest expense	130,849	129,200	26,167	31,838	22,447	31,205
Estimate of interest implicit in rental expense	35,474	36,933	9,136	45,456	50,310	48,373

Total fixed charges	166,323	166,133	35,303	77,294	72,757	79,578

Earnings before fixed charges and income taxes	$140,979	$153,875	$34,068	$167,939	$210,794	$197,138

Ratio of earnings to fixed charges	0.9	0.9	1.0	2.2	2.9	2.5

Earnings deficiency to cover fixed charges	$(25,344)	$(12,258)	$(1,235)	$—	$—	$—